Exhibit (e)(7)

      , 2003

«Name»
«Company»
«Address1»
«City», «State» «PostalCode»
«Country»

Re:	Customer Assurance Program

Dear Valued PeopleSoft Customer:

This letter is to clarify the meaning of Section «FirstSec».4(i)(b) of «ScheduleAttachment» dated «Schedule_Date» to the «AgreementDoc_Name» dated «Agreement_Date». Consistent with Section «SecondSec».1(i), Section «FirstSec».4(i)(b) requires that PeopleSoft be acquired after the change in the composition of the board. Thus, the following language should be inserted at the end of the first sentence in Section «FirstSec».4(i)(b): “. . . , and PeopleSoft is acquired.”

If you have any questions, please do not hesitate to contact me at 925-737-9247.

Sincerely,

Scott A. Trainor
Director of Licensing